UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Ener-Core, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

29272A206

(CUSIP Number)

Walter L. Schindler
Managing Partner
SAIL Venture Partners LLC
SAIL Capital Management LLC
c/o Samini Scheinberg PC
840 Newport Center Drive, Suite 700
Newport Beach, California 92660
(949) 724-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are  not  required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control   number.

CUSIP No.  29272A206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAIL Venture Partners, LLC EIN 04-3751299 SAIL Capital Management, LLC EIN 27-2572004
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) All SAIL Venture and SAIL Capital affiliates (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Venture Capital Funds managed by Reporting Person
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
	8.	Shared Voting Power 591,251 shares of common stock issued and outstanding as of April 12, 2016
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 591,251 shares of common stock issued and outstanding as of April 12, 2016

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,251
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 15.62%
14.	Type of Reporting Person (See Instructions) Managing Partner Share Holder

Item 1.  Security and Issuer

Common Shares,  Ener-Core. Inc., 9400 Toledo Way, Irvine, CA 92618

Item 2.  Identity and Background

(a)	SAIL Venture Partners LLC; SAIL Capital Management LLC; and all SAIL affiliates owning shares of Ener-Core Inc.

(b)	840 Newport Center Drive, Suite 700, Newport Beach, CA 92660;

(c)	Private Equity Investment;

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the  case;     NO

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;  NO and

(f)	State of Delaware, USA

Item 3.  Source and Amount of Funds or Other Consideration

Private equity and venture capital fund investors.

Item 4.  Purpose of Transaction

The purpose of this filing is to disclose to the investing public that SAIL Venture Partners LLC, SAIL Capital Management LLC and all SAIL affiliates invested in Ener-Core plan to use every lawful means to effectuate substantial changes in the composition of the Board of Directors of Ener-Core, including, but not limited to, the replacement of the majority of existing directors and management.

IMMEDIATE ACTION:  Ener-Core should replace its Chairman Mike Hammons and its CEO Alain Castro immediately.  They have both consistently failed during the three year terms of their tenure to achieve any significant revenues or market penetration.   The ENCR stock price has declined over 95% on their watch at the same time as they diluted SAIL’s percentage ownership dramatically from 48% to 15.62% for no reason related to building shareholder value.  During this time while they were destroying shareholder value, they were taking excessive management compensation and expense reimbursements.  Alain Castro is an absentee CEO who is rarely present at company headquarters or operations.  Ener-Core should name Ian Copeland the Chairman of the Board of Directors and should then launch a search for a new CEO.

Background Facts

Ener-Core Inc. (EC) designs, develops, and manufactures power products based on proprietary technologies that aim to expand the operating range of gaseous fuel while improving emissions, which technologies it refers to collectively as “Power Oxidation” or “Power Oxidizer”. EC products aim to expand power generation into previously uneconomical markets while, at the same time, reduce gaseous emissions from industrial processes that contribute to air pollution and climate change. The Power Oxidizer integrates with a gas turbine and generator to create a PowerStation.

EC products, the EC250 and the Ener-Core PowerStation KG2-3G/GO (“KG2”) are complete systems consisting of our designed and patented Power Oxidizer, integrated with a gas turbine and generator. EC Power Oxidizers have been designed to operate on fuels from 100% combustible gas down to concentrations of 5% or less combustible gas content.

EC PowerStation products have applications in landfills, distilleries, wastewater treatment plants, as well as numerous industrial processes, and offers our customers two distinct value propositions: the destruction of low quality waste gases with no harmful emissions and the generation of energy from a renewable and low-cost fuel source.

EC has deployed the EC250 product commercially in landfill applications and is currently developing its second commercial product, the KG2 Powerstation” or “KG2, which will combine the Power Oxidizer with a two megawatt gas turbine developed by Dresser-Rand, a subsidiary of Dresser-Rand Group Inc. (“Dresser-Rand”), now owned by Siemens AG (“Siemens”).

Ener-Core, Inc. Update

Ener-Core (EC) has made progress over the last few months on two strategic efforts.   The first is the commercial license with Dresser-Rand (D-R).  We believe that they are close to the final testing of the 2MW product, expected in June, and that a successful test will lead to purchase orders and revenue.  Our understanding is that:

1.
Cash will be released upon closing of the first purchase order for the integrated product.     D-R has already been "softly" marketing this product for over a year, and D-R is leading the commercial efforts (product brochure attached).

2.
This cash & time commitment from D-R will buy them an exclusive commercial license to sell EC’s gradual oxidizer, for size ranges 1.5MW – 4 MW  (i.e. EC can engage with other partners for any turbines that are larger than 4 MW).

3.
D-R will get 4 years of time to build up the sales efforts and momentum around this new product.   Within those years, EC and D-R mutually expect for sales to be ramping up quite quickly.   But beginning on the 5th year, D-R must sell at least 7 units per year in order to maintain their exclusive license.   If they don't sell 7 units on any given year, then they have the opportunity to pay a fee of $500K (EC’s estimated gross margin per unit) per un-solid unit, to effectively "top up" (example, if D-R only sells 4 units on any given year, then they'd need to pay EC 3 X $500K = $1.5 M to retain their exclusivity).

Note:  EC's overall business should be at break-even cash flow as long as it manages to sell 7 of the 2 MW products per year, at a gross margin of $500K per unit.

4.
D-R and EC agree that Dresser shall have the ability to evolve from a commercial licensee to a manufacturing licensee.   They have made it clear that once EC hits certain volumes, they'd like to become the manufacturer of EC’s technology, and simply pay EC a license fee (to be negotiated) every time they manufacture and sell a unit.

The most advanced commercial deal for a 2 MW PowerStation is with Pacific Ethanol.   D-R has led that effort, with strong support from the EC team.

While there appears to be much recent promise of progress, the management has consistently over three years failed to deliver the reality of the promises and expectations.  If the 2MW test is a failure, then the company is likely in a death spiral.  However, even if they achieve a positive test result, the current management team is unlikely to maximize shareholder value to its full potential and therefore unlikely to deliver the future value in which SAIL invested.  Enterprise value has declined 95% over 3 years while SAIL’s percentage ownership percentage has fallen dramatically (from 47% to less than 16%) through desperate ill-conceived tactics designed to preserve excessive management compensation and little else.

Ironically, although SAIL has contributed more than any other shareholder, SAIL will receive virtually nothing for its efforts.  At the same time, ENCR management actively interfered with SAIL’s attempts to sell ENCR shares at much higher market values, all the while making false and exaggerated representations of progress by the Company.  The management perpetuates the myth that SAIL’s desire for change is “personal” when it is driven by fiduciary duty applied with tough-minded realism.

Financing – Short-term capitalization and long-term growth

EC is currently focused on short-term capital needs, which are desperate.

EC signed a disastrous convertible note instrument in April 2014 (note holders:  Hudson Bay, Empery and Cranshire.  The effect was substantial destruction of shareholder value and SAIL’s position.

Situation Analysis

The company is weeks away from finishing its full-scale acceptance test (FSAT). That is a first priority under any management scenario.

Some believe that more than $25 million in orders are awaiting those potential results, thereby placing further emphasis on finding management of the utmost integrity.

We appear to be close to the CMLA with Siemens and we need to integrate into this game plan a strategy to reach the top levels of Siemens. Through Dresser-Rand, they do represent a large sales force to deliver results. The body of aggressive convertible debt holders is also a group that we need to understand and work with.

SAIL reserves all rights to purchase additional ENCR shares.

Pathway to Value

Both SAIL and Ener-Core believe that the stock is undervalued at the current market price and that, if ENCR survives through this current bridge, it can achieve valuations many times the current valuation under the right leadership. The past lack of sales and revenues performance is a big concern, but pending corporate partnerships could make a significant difference in customer confidence. If ENCR is successful in building value, the need greatly increases for management of the utmost integrity.

CONCLUSION

SAIL Venture Partners LLC, SAIL Capital Management LLC and all SAIL affiliates invested in Ener-Core Inc. plan to use every lawful means to effectuate substantial changes in the composition of the Board of Directors of Ener-Core, including, but not limited to, the replacement of the majority of existing directors and management.

IMMEDIATE ACTION:

Ener-Core should replace its Chairman Mike Hammons and its CEO Alain Castro immediately.  They have both consistently failed during the three year terms of their tenure to achieve any significant revenues or market penetration.  The ENCR stock price has declined over 95% on their watch at the same time as they have diluted SAIL’s percentage ownership dramatically from 48% to 15.62% for no reason related to building shareholder value.  During this time while they were destroying shareholder value, they were taking excessive management compensation and expense reimbursements.  Ener-Core should name Ian Copeland the Chairman of the Board of Directors and then launch a search for a new CEO.

Item 5.  Interest in Securities of the Issuer

(a)
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the   Act;

(b)
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(c)
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Instruction.
The description of a transaction required by Item 5(c) shall include, but not   necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the   transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was  effected.

(d)
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not   required.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction.	For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the  Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be  included.

Item 7.  Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 7, 2016

Date

/s/ Walter L. Schindler

Signature

Walter L. Schindler, Managing Partner

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his  signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.  1001)